

Mail Stop 3561

April 28, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Robert Copple
Chief Financial Officer
Cinemark Holdings, Inc.
3900 Dallas Parkway, Suite 500
Plano, Texas 75093

> **Re:** **Cinemark Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 001-33401**
>
> **Cinemark, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 001-31372**

Dear Mr. Copple:

We have reviewed your filings and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Cinemark Holdings, Inc.</u>

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis

Liquidity and Capital Resources

Covenant Compliance, page 39

1. We note that, in response to our comment letter dated April 3, 2007, you removed the discussion and presentation of Adjusted EBITDA from your Form S-1/A filed March 16, 2007 related to covenant compliance. We also note that you have revised this section in your 2007 Form 10-K to include the disclosure that had been removed. We continue to believe that, as the covenant is actually based on a fixed charge coverage ratio, you should disclose the product of that exact ratio as defined in the indenture. It appears that disclosure of the existence of the 2.0 to 1.0 fixed charge coverage ratio, the product of the actual ratio for the most recent period reported, a statement as to compliance with the actual covenant, and a discussion of known trends or uncertainties with respect to compliance with the actual ratio in the future, as disclosed in your Form S-1 declared effective April 23, 2007, would be more appropriate than disclosing the product of another alternative measure that is not consistent with the indenture. Therefore, please revise to eliminate all disclosures related to Adjusted EBITDA and Adjusted EBITDA margin and replace them with the aforementioned disclosures. This comment also applies to Cinemark, Inc.

2. As a related matter, please explain to us why you made the revision discussed in the previous comment with respect to disclosure that you removed from your Form S-1 declared effective on April 23, 2007, but then included in your 2007 Form 10-K.

Financial Statements of National CineMedia, LLC

Basis of Presentation, page F-47

3. We note that you have presented your results of operations for the period ended December 27, 2007 in two periods, reflecting operations prior to and subsequent to the NCM, Inc. IPO. We note from your disclosure that you used this presentation because of the changes at the time of the IPO of NCM, Inc. related to the ESA modifications and related expenses and to revenue arrangements and contracts with the founding members. Please explain to us why you believe such presentation is appropriate, and how the changes at the time of the IPO of NCM, Inc. constitute a change in basis justifying the use of a presentation similar to that used for predecessor/successor situations. This comment also applies to the financial statements of National CineMedia, LLC included in the 2007 Form 10-K for Cinemark, Inc.

Cinemark, Inc.

Form 10-K for the Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

4. We note from your disclosure here that you have prepared your discussion and analysis of the results of operations for the year ended December 31, 2007 (successor) by comparing those results with the results of operations for the period from January 1, 2006 to October 4, 2006 (predecessor) combined with the results of operations for the period from October 5, 2006 to December 31, 2006 (successor). We also note that you recognize this combined presentation does not comply with GAAP but that you believe this presentation provides a meaningful method of comparison of the 2007 and 2006 results. However, although you may believe this discussion provides a meaningful method of comparison, and therefore a supplemental presentation of this type may be appropriate, you are still required to discuss actual results for the fiscal 2006 predecessor and successor periods, as presented on the face of your financial statements, in the position of greatest prominence. Please revise your disclosure accordingly. Refer to the guidance set forth in FR 72 and FR 65. We will not object if you elect to provide a supplemental comparative discussion of the actual operating results for fiscal 2007 to the combined operating results of fiscal 2006 prepared on a pro forma basis consistent with the form and content standards set forth in Article 11-02(b) of Regulation S-X in addition to a discussion of actual results as required by GAAP.

Note 17 – Capital Stock, page F-26.

5. Please confirm to us and revise your disclosure to indicate that all outstanding stock options of Cinemark, Inc. as of the date of the Cinemark Share Exchange were exchanged as part of such transaction for options to purchase shares of Cinemark Holdings, Inc.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief